Exhibit (a)(37)

FOR IMMEDIATE RELEASE	Media Contacts:	Tad Hutcheson
April 2, 2007		tad.hutcheson@airtran.com
678.254.7442
Investor Contacts:
Jennifer Shotwell		Judy Graham-Weaver
Or Alan Miller		678.254.7448
Innisfree M&A Incorporated		judy.graham-weaver@airtran.com
212.750.5833

AIRTRAN INCREASES TENDER OFFER TO MIDWEST SHAREHOLDERS

Substantial Increase to $15 per Share Represents 83 Percent Premium

Above Midwest Stock Prior to Initial Offer

ORLANDO, Fla., (April 2, 2007) — AirTran Holdings, Inc. (NYSE: AAI), the parent company of AirTran Airways, today announced that it has substantially increased its offer to purchase all of the outstanding shares of Midwest Air Group (Amex: MEH), to $15.00 per Midwest share, based on the closing price of AirTran common stock on March 30, 2007. The offer consists of $9.00 in cash and 0.5842 of a share of AirTran common stock for each Midwest share. The total equity value of the exchange offer is $389 million.

The offer, which is being made through Galena Acquisition Corp., a wholly owned subsidiary of AirTran, represents a premium of 83 percent over the 30-day average closing price of Midwest common stock prior to when AirTran made its initial proposal. AirTran’s first offer to acquire all of Midwest’s common stock was priced at $11.25 per share on October 20, 2006. Today’s offer also represents an approximately 65 percent premium over the closing price of Midwest stock on December 12, 2006, the day before AirTran disclosed its initial October 20, 2006, offer. As a result of this increase, the expiration date of the tender has been extended to terminate on May 16, 2007.

“We firmly believe in the underlying value and benefits of combining these companies, and we are committed to bringing together these two airlines to create a truly national airline well-positioned for success in an increasingly competitive environment,” said Joe Leonard, AirTran’s chairman and chief executive officer. “That is why we are substantially increasing our offer despite the already attractive premium we have proposed, and without any benefit from additional financial information from Midwest, which has steadfastly refused to discuss the transaction with us and to explore the benefits of this merger. We believe it to be indisputable that this revised proposal represents a very full and generous offer, and it is our hope that Midwest’s management and board will join with those stakeholders who have asked that we consider increasing our offer and continue in our efforts to effect a transaction.

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“We are presenting this substantially enhanced offer now in order to give their board and management time to consider it and enter into discussions with us prior to Midwest’s May 23, 2007, annual meeting. If we are not able to enter into discussions with Midwest prior to the annual meeting, Midwest shareholders will have the opportunity, at that time, to control their own destiny by determining whether the existing board of directors is really serving the best interests of shareholders. If they conclude that the current board is not meeting its fiduciary obligations, they should vote to elect the directors AirTran has nominated to the Midwest Board. Our slate of highly experienced corporate governance and airline experts are committed to acting in the shareholders’ best interests and they will be able to evaluate, in a fair and independent way, which alternative—the AirTran-Midwest combination or the Midwest ‘standalone’ plan—will provide greater value for the Company and its shareholders,” Leonard concluded.

AirTran further stated that Midwest filed a preliminary proxy, on March 30, 2007, for the Annual Meeting of the Midwest shareholders to be held on May 23, 2007. AirTran noted that according to the preliminary proxy, only the holders of record of Midwest common stock at the close of business on April 9, 2007 (the “Record Date”), will be entitled to notice of and to vote at the Midwest Annual Meeting and any adjournments or postponements thereof. AirTran further noted that investors who wish to vote at the Annual Meeting must purchase or trade Midwest shares by Tuesday, April 3, 2007, to be a shareholder by the record date.

Midwest shareholders with questions about how to tender their shares may call AirTran’s Information Agent, Innisfree M&A Incorporated, toll-free at (877) 456-3422. (Banks and Brokers may call collect at 212-750-5833).

AirTran was advised by The Bank of New York, the exchange agent for the offer, that, as of 5 p.m. EST, on March 30, 2007, a total of 1,703,151 shares of Midwest common stock were tendered pursuant to the offer.

AirTran Airways, a Fortune 1000 company and one of America’s largest low-fare airlines with more than 8,000 friendly, professional Crew Members, operates more than 700 daily flights to 56 destinations. The airline’s hub is at Hartsfield-Jackson Atlanta International Airport, where it is the second largest carrier. AirTran Airways’ aircraft features the fuel-efficient Boeing 737-700 and 717-200 to create America’s youngest all-Boeing fleet. The airline is also the first carrier to install XM Satellite Radio on a commercial aircraft. For reservations or more information, visit www.airtran.com.

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Financial and Legal Information

This document relates, in part, to the offer (the “Offer”) by AirTran Holdings, Inc., (“AirTran”) through its wholly-owned subsidiary, Galena Acquisition Corp. (“Galena”), to exchange each issued and outstanding share of common stock and Series A Junior Participating Preferred Stock and associated rights of Midwest Air Group, Inc., a Wisconsin corporation (“Midwest”), (collectively the “Rights” and together, the “Midwest Shares”), for consideration consisting of a combination of cash and common stock, par value $0.001 per share (“AirTran Common Stock”), of AirTran having an aggregate value of $15.00 per share, comprised of $9.00 in cash and 0.5842 of a share of AirTran common stock.

The Offer currently is scheduled to expire at 12:00 Midnight, New York City time on May16, 2007, unless extended. AirTran and Galena have expressly reserved the right, in their sole discretion, to extend the period of time during which the Offer will remain open. Any extension will be announced no later than 9:00 A.M., New York City time, on the next business day after the previously scheduled expiration date. This document does not constitute an offer to purchase or the solicitation of an offer to sell which is being made only pursuant to the Offer to Exchange and related Letter of Transmittal forming part of the registration statement referred to below. The information required to be disclosed by Exchange Act Rule 14d-6(d)(1) is contained in the Prospectus and is incorporated by reference. The Offer is not being made to and nor will tenders be accepted from or on behalf of holders of securities of Midwest Air Group, Inc. in any jurisdiction in which the making of the Offer or the acceptance thereof would not comply with the laws of such jurisdiction. In those jurisdictions in the United States where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of AirTran and Galena by Morgan Stanley & Co. Incorporated and Credit Suisse Securities (USA) LLC, or by one or more registered broker or dealers under the laws of such jurisdiction.

AirTran also has filed a Registration Statement (No. 333-139917) with the Securities and Exchange Commission on Form S-4 relating to the AirTran common stock to be issued to holders of Midwest shares in the offer (the “Registration Statement”). The terms and conditions of the Offer are set forth in the prospectus, which is a part of the registration statement (the “Prospectus”), and the related Letter of Transmittal, which also are exhibits to the Schedule TO.

AirTran has announced its intent to nominate Messrs. John Albertine, Jeffrey Erickson and Charles Kalmbach for election to the board of directors of Midwest. AirTran has filed a preliminary proxy statement with respect to the proposed transaction and/or nomination of persons for election to the board of directors of Midwest (the “Proxy Statement”). Investors and security holders are urged to read the Registration Statement and the Proxy Statement, as well as any other relevant documents filed with the SEC, and any amendments or supplements to those documents, because they contain or will contain important information.

Investors and security holders may obtain a free copy of the Registration Statement, the Schedule TO and the Proxy Statement and amendments and supplements to such respective documents at http://www.sec.gov. The Registration Statement, the Schedule TO and the Proxy Statement and such other documents and amendments and supplements to such respective documents may also be obtained free of charge from AirTran by directing such request to: Richard P. Magurno, Corporate Secretary, AirTran Holdings, Inc., 9955 AirTran Boulevard, Orlando, Florida 32827, or to the information agent for this offering: Innisfree M&A Incorporated, 501 Madison Avenue, New York, New York 10022.

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AirTran and its wholly owned subsidiaries, Galena and AirTran New York, LLC and their respective directors and executive officers and each of Messrs. John Albertine, Jeffrey Erickson And Charles Kalmbach are participants in the solicitation of proxies from the shareholders of Midwest.

Information about the directors and executive officers of AirTran and their ownership of AirTran stock is set forth in the proxy statement for AirTran’s 2006 annual meeting of shareholders. Information about the directors and officers of Galena is set forth in Schedule II of the Offer to Exchange which is incorporated by reference in the Schedule TO, information with respect to the three nominees is set forth in Amendment No. 10 to the Schedule TO and, in each case, will be contained in the Proxy Statement to be mailed to the stockholders of Midwest. Investors may obtain additional information regarding the interests of such participants by reading the Proxy Statement.

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